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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                       EXCHANGE NATIONAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    301309100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages




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-------------------                                            -----------------
CUSIP No. 301309100                       13G                  Page 2 of 5 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DONALD L. CAMPBELL
        ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         NOT APPLICABLE                                                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES CITIZEN

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                     149,156.01

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                     112,023

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                        0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        149,156.01

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        NOT APPLICABLE
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.2%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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                                                               Page 3 of 5 Pages

ITEM 1:
                  (a)      Name of Issuer:  Exchange National Bancshares, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           132 East High Street
                           Jefferson City, Missouri  65101

ITEM 2:
                  (a) Name of Person Filing: This Schedule 13G is filed Pursuant to Rule 13d-1(C)of the Securities and Exchange Act of 1934, as amended. It is filed by the following person: Donald L. Campbell ("Mr. Campbell").

                  (b)      Address of Principal Business Office or, if none,
                           Residence: The business address for Mr. Campbell is 132 East High Street, Jefferson City, Missouri 65101.

                  (c)      Citizenship:  Mr. Campbell is a United States citizen

                  (d) Title of Class of Securities: Common stock, par value $1.00 per share.

                  (e)      CUSIP No.:   301309 10 0

ITEM 3: If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

                  Not applicable.

ITEM 4:           Ownership (as of December 31, 2001)

                  (a) Amount beneficially owned: Mr. Campbell may be deemed the beneficial owner of (i) 103,452 shares owned of record by Campbell Family L. P., which currently holds all shares previously owned of record by Mr. Campbell and his wife, and (ii) 37,133.0116 shares held in The Exchange National Bank of Jefferson City Profit Sharing Trust for the benefit of Mr. Campbell, and (iii) 8,571 shares subject to options which are exercisable. Mr. Campbell has sole voting and investment power over the 103,452 shares owned of record by Campbell Family L. P. Mr. Campbell has sole voting power, but no investment power, with respect to the 37,133.0116 shares held in The Exchange National Bank of Jefferson City, Profit Sharing Trust for his benefit. If exercised, Mr. Campbell would have sole voting and investment power over the 8,571 shares subject to options.

                                                               Page 4 of 5 Pages


                  (b)      Percent of class: The shares identified in paragraph
                           (a) above as being beneficially owned by Mr. Campbell represent 5.2% of the 2,834,145 shares outstanding on December 31, 2001.

                  (c)      Number of shares of which such person has:

                           (I)      sole power to vote or to direct the vote:
                                    149,156.01 shares.

                           (ii)     shared power to vote or to direct the vote:
                                    - 0 - shares.

                           (iii) sole power to dispose or to direct the disposition of: 112,023 shares.

                           (iv) shared power to dispose or to direct the disposition of: - 0 - shares.

ITEM 5:           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8:           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9:           Notice of Dissolution of Group.

                  Not applicable.

                                                               Page 5 of 5 Pages


ITEM 10:          Certification.

                  Not applicable.






                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002


                                              BY: /s/ DONALD L. CAMPBELL
                                                  ------------------------------
                                                  Donald L. Campbell